Mail Stop 4561

December 30, 2008

By U.S. Mail and Facsimile to (404) 264-5206

James C. Edenfield, Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

> **Re: American Software, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Definitive Proxy Statement Filed July 28, 2008**
> **File No. 000-12456**

Dear Mr. Edenfield:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that we are currently reviewing periodic filings made by your subsidiary, Logility, Inc. Additional comments will be sent under separate cover in January 2009. You should consider the extent to which the comments listed below also apply to filings by Logility.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2008

Item 1. Business, page 1

1.   You do not appear to have provided the information required by Item 101(e)(4) of Regulation S-K. Please confirm that you will include this disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Conditions by Operating Segment, page 62

2.   We note limited discussion of revenues by operating segment on page 62. For example, you only disclose that your ERP segment revenues decreased 5% in fiscal 2008 when compared to fiscal 2007 and you further state that license fee sales decreased 9% in fiscal 2008 and the reasons for the license fee sales decrease. In this regard, tell us of why you have not discussed separately the profitability (losses) of each of your three reportable segments. Tell us your consideration of providing a more detail segment analysis to aid an understanding of your business. For example, your current disclosures do not explain to readers why the ERP segment has incurred operating losses in each the past three fiscal years. Tell us how you considered the guidance in Section 501.06.a of the Financial Reporting Codification. Similar concerns apply to your disclosures in your Form 10-Q's for the quarters ended July 31, 2008 and October 31, 2008.

Results of Operations

Revenue, page 62

3.   We note your disclosure on page 34 that the intensely competitive markets in which you operate can put pressure on you to reduce your prices. You should provide in this section a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.

Services and Other Revenues, page 63

4.   Please provide a more detailed quantitative and qualitative discussion of the year-by-year changes in services and other revenues.

Maintenance Revenue, page 63

5.   We note your risk factor disclosure that if, after the initial maintenance period, customers elect not to renew their maintenance contracts, your maintenance revenues and total revenues could be adversely affected. Please tell us what consideration you gave to including a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods.

Liquidity and Capital Resources, page 68

6.   We note you disclose on page 68 that you have historically funded, and continue to fund, your operations and capital expenditures primarily with cash generated from operating activities. In light of your reoccurring operating losses in your ERP segment, tell us your considerations of providing a disclosure within your liquidity and capital resources disclosures to discuss the impact that these losses have on your overall business and the cash resources needed for this segment. Refer to guidance in Section IV of SEC Release 33-8350.

7.   We note in your critical accounting policy for revenue recognition on page 57, that you disclose, "Generally, [y]our software products do not require significant modification or customization." You further disclose that, "installation of the products is routine and is not essential to the functionality of the product." We note your risk factor disclosure on page 33, that, "to the extent that we succeed in shifting customer purchases away from individual software products and toward more costly integrated suites of software and services, our sales cycle may lengthen…" We further note your discussion of results of operations on page 63, that you note one of the factors that caused services and other revenue to increase was due to Logility implementation services due to improved license fees sales. In light of your disclosures noted above, tell us the impact that this shift has had on your operations including any effects on your liquidity.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 80

8.   Describe the nature of the unbilled receivable balance reported with in your accounts receivable caption in the balance sheet. Indicate the revenue sources that are not billable and explain why the revenue can not be billed.

(l) Goodwill and Other Intangibles, page 85

9.   Explain why the increase in goodwill resulting from the Logility Stock Buyback is being allocated to the enterprise resource planning segment ("ERC"). It appears that Logility is represented in the collaborative supply chain management segment and, therefore, any goodwill should be allocated to this segment and not to the ERC segment. Please advise.

10.   Tell us how you identify a reporting unit and indicate whether they are represented by your reportable operating segments. Indicate how you determine

the fair value for each unit. Tell us the valuation methodology used to assess an impairment of goodwill, including sufficient information to enable a reader to understand how you determine fair value and why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analysis. Describe material assumptions used and indicate whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year. Please consider revising your disclosures within this footnote or in your critical accounting policies discussion to include this information.

11.   We note that you have allocated 51% of your goodwill balance as of April 30, 2008, to your ERP segment. We also note your disclosures in Note 10 on page 104, that your ERP segment incurred operating losses of $(2,681), $(1,109), and $(1,731), in your fiscal years ended April 30, 2008, 2007, and 2006, respectively. In this regard, tell us the impact that your reoccurring operating losses in your ERP segment had on your goodwill impairment analysis. Further, we note that your ERP business unit license fees decreased 56% and 27% for the three and six months ended October 31, 2008. Tell us whether the recent declines in this revenue along with the decline in your stock price represents a triggering event that would cause you to test goodwill on an interim basis. See paragraph 28 of SFAS 142. If so, provide us with the results of that testing and tell us how you consider disclosing such events in your filings.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 106

12.   We note your statement that your disclosure controls and procedures are designed to provide "reasonable assurance" that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. In your response letter, please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 108

13.   Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances,

examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 111

14. We note that The Home Depot accounted for 12% of your total revenue during fiscal year 2008, and 47% of your IT Consulting segment's revenue in fiscal 2008. You disclose that the loss of this customer would negatively and materially affect your IT consulting business. Please tell us whether you have a contract with The Home Depot. If you have a contract with The Home Depot, please provide us with your analysis as to how you determined not to file this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

15. Please explain why you have not filed your services agreement with Logility, Inc. as an exhibit.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

J. Fair Value of Financial Instruments, page 11

16. Tell us how you considered the disclosures outlined in paragraphs 10 and 15 of SFAS 107 for this footnote. That is, you do not appear to disclose the fair value of those investments that are classified as held-to-maturity. See footnote 3a of SFAS 107 and paragraph 2 of SFAS 157. In addition, tell us how you consider disclosing the contractual maturities of the held-to-maturity securities as outlined in paragraph 20 of SFAS 115.

Exhibits 31.1 and 31.2

17. The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d); and
- Deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended July 31, 2008.

Definitive Proxy Statement Filed July 28, 2008

Executive Compensation

Compensation Discussion and Analysis, page 6

18.   Please provide clear disclosure that addresses how each compensation component fits into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

Executive Compensation Philosophy, page 7

19.   You state that one of the goals of your executive compensation program is to provide compensation opportunities that are competitive with those of companies of a similar size. Please provide a more detailed explanation of how you used comparative compensation information and how that comparison affected compensation decisions. If you benchmarked total compensation or compensation elements against other companies, please identify the companies you used for comparison purposes, the compensation components used in that comparison, and where your compensation fell within the range of comparative compensation considered. See Staff Observations in the Review of Executive Compensation Disclosure.

Elements of Compensation

Incentive Compensation, page 7

20.   Please discuss whether there is any minimum amount of increase in pre-tax earnings necessary for Mr. James Edenfield to receive a bonus, or any cap on the amount of bonus that he can receive using this methodology.

21.   You state that Mr. J. Michael Edenfield's cash bonus is tied to your Company achieving a specified target level of operating income. We note that you have not provided a quantitative discussion of the terms of the necessary target to be achieved in order for Mr. J. Michael Edenfield to earn his cash bonus. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed

supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

22.   Please provide a more detailed discussion of why Mr. Coombs received a bonus of $9,000 in fiscal 2008. Explain how the operating performance of the ERP Division, measured by increases in its total revenue, license fees, and contribution to operating income, resulted in a cash bonus payment of $9,000. Also discuss whether there is any minimum amount of operating performance necessary for Mr. Coombs to receive a bonus, or any cap on the amount of bonus that he can receive using this methodology. Provide a quantitative discussion of the terms of the necessary targets or, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

Stock Option Plans, page 8

23.   Please provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief